UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Endo Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock

$.01 par value per share

(Title of Class of Securities)

29264F 20 5

(CUSIP Number)

James J. Connors, II

Endo Pharma LLC

320 Park Avenue

New York, New York 10022

(212) 751-3939

with a copy to:

Eileen T. Nugent, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036-6522

(212)735-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Endo Pharma LLC 23-3053410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,194,124

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,194,124

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,124

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates V, L.P. 13-372-8774

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Kelso Equity Partners V, L.P. 13-378-7708

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners V, L.P. 13-372-8773

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Philip E. Berney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Frank K. Bynum, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) James J. Connors, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Michael B. Goldberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Frank J. Loverro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) George E. Matelich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Frank T. Nickell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) David I. Wahrhaftig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29264F 20 5

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Thomas R. Wall, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Endo Pharma LLC, a limited liability company organized under the laws of the State of Delaware (“Endo LLC”), and the other reporting persons named therein with the Securities Exchange Commission (“SEC”) on July 17, 2000, as amended by Amendment No. 1 filed with the SEC on February 11, 2003, as amended by Amendment No. 2 filed with the SEC on September 22, 2005, as amended by Amendment No. 3 filed with the SEC on October 17, 2005, as amended by Amendment No. 4 filed with the SEC on January 26, 2006, as amended by Amendment No. 5 filed with the SEC on March 6, 2006 (together, the “Filing”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of Endo Pharmaceuticals Holdings Inc. (the “Issuer” or “Endo”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this Amendment is to amend and supplement the information contained in Items 2 and 5 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following after the last paragraph thereof:

“Endo LLC has sold a portion of its position in the Issuer’s Common Stock sufficient to bring its holdings below 5%. None of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) – (j) of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer
Item 5(a)-(b) is hereby amended and restated in its entirety to read as follows:
“Endo LLC

As of March 27, 2006, the aggregate number of shares of Common Stock that Endo LLC has the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 1,194,124. This represents approximately 0.9% of the 132,963,898 shares of Common Stock outstanding as of March 27, 2006.

All Other Filing Persons

Because of their direct or indirect ownership of the majority of the Units of Endo LLC, each of KIA V, KEP V, KP V and the Kelso General Partners may be deemed as possessing the shared power to vote or to direct the vote (and as a result, may under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) an aggregate of 0 shares of Common Stock.”

Item 5(c) is hereby amended by adding the following after the last paragraph under “Endo LLC Common Stock Sales”:

“On March 7, 2006, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 3,557 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On March 27, 2006, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 2,409,243 shares of Common Stock held by it to certain executives and former executives of the Issuer in connection with the exercise of options held by such executives and former executives.”

Item 5(e) is hereby amended by adding the following:

“Endo LLC, KIA V, KEP V, KP V and the Kelso General Partners each ceased to be a beneficial owner of more than five percent of the shares of Common Stock of the Issuer on March 27, 2006. Accordingly, this Amendment No. 6 is the final amendment to the Schedule 13D and is an exit filing.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2006

ENDO PHARMA LLC

By:	/s/ JEFFREY R. BLACK
Name: Jeffrey R. Black
Title: Chief Financial Officer

KELSO INVESTMENT ASSOCIATES V, L.P.
BY: Kelso Partners V, L.P., its General Partner

By:	/s/ JAMES J. CONNORS, II
General Partner

KELSO EQUITY PARTNERS V, L.P.

By:	/s/ JAMES J. CONNORS, II
General Partner

KELSO PARTNERS V, L.P.

By:	/s/ JAMES J. CONNORS, II
General Partner

*
Philip E. Berney

*
Frank K. Bynum, Jr.

/s/ JAMES J. CONNORS, II
James J. Connors, II

*
Michael B. Goldberg

*
Frank J. Loverro

*
George E. Matelich

*
Frank T. Nickell

*
David I. Wahrhaftig

*
Thomas R. Wall, IV

* The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ JAMES J. CONNORS, II
James J. Connors, II
Attorney-in-Fact

Exhibit Index

Exhibit	Description
1.*	Form of Exchange Agreement, by and between Endo Pharmaceuticals Holdings Inc. (“Endo”) and the stockholders party thereto
2.*	Endo Warrant, dated as of July 17, 2000, issued by Endo to Endo Pharma LLC (“Endo LLC”)
3.*	Pre-Merger Warrant Agreement, dated as of July 17, 2000, by and between Endo and United States Trust Company of New York, as warrant agent
4.*	Letter Agreement, dated as of November 26, 1999, by and among Algos Pharmaceutical Corporation, Endo, Kelso Investment Associates V, L.P. (“KIA V”) and Kelso Equity Partners V, L.P. (“KEP V”)
5.*	Limited Liability Company Agreement of Endo LLC, dated as of July 14, 2000, by and among the persons party thereto and each of their Permitted Transferees (as defined therein)
6.*	Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Management Stockholders (as defined therein)
7.*	Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein)
8.*	Endo Pharma LLC Amended and Restated 1997 Employee Stock Option Plan
9.*	Endo Pharma LLC Amended and Restated 1997 Executive Stock Option Plan
10.*	Endo Pharma LLC 2000 Supplemental Employee Option Plan
11.*	Endo Pharma LLC 2000 Supplemental Executive Option Plan
12.*	Tax Sharing Agreement, dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo LLC
13.*	Treasury Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC
14.*	Registration Rights Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC
15.*	Joint Filing Agreement, dated as of July 26, 2000
16.*	Powers of Attorney
17.**

Amended and Restated Employee Stockholders Agreement, dated June 5, 2003, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein) (incorporated herein by reference to Exhibit 10.2 of Amendment No. 2 to the Form S-3 Registration Statement (Registration No. 333-105338) filed by Endo with the Commission on July 1, 2003)

18.**

Amendment to the Registration Rights Agreement, dated June 30, 2003, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.1 of Amendment No. 2 to the Form S-3 Registration Statement (Registration No. 333-105338) filed by Endo with the Commission on July 1, 2003)

19.**

Amended and Restated Executive Stockholders Agreement, dated July 7, 2003, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.1 of Form 10Q for the Quarter ended June 30, 2003, filed by Endo with the Commission on August 14, 2003)

20.**

Shelf Registration Agreement, dated April 30, 2004, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.2 of Amendment No. 1 to the Form S-3 Registration Statement (Registration No. 333-115032) filed by Endo with the Commission on June 10, 2004)

21.**

Amended and Restated Tax Sharing Agreement, dated April 30, 2004, by and among Endo, Endo Pharmaceuticals Inc (f/k/a Endo Inc.) and Endo LLC (incorporated herein by reference to Exhibit 10.6 of Form 10Q for the Quarter ended March 31, 2004, filed by Endo with the Commission on May 10, 2004)

22.**

Amendment to the Shelf Registration Agreement, dated June 10, 2004, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.3 of Amendment No. 1 to the Form S-3 Registration Statement (Registration No. 333-115032) filed by Endo with the Commission on June 10, 2004)

23.**

Amendment to the Amended and Restated Employee Stockholders Agreement, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.2 of Form 10Q for the Quarter ended September 30, 2004, filed by Endo with the Commission on November 5, 2004)

24.**

Amendment to the Amended and Restated Executive Stockholders Agreement, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.1 of Form 10Q for the Quarter ended September 30, 2004, filed by Endo with the Commission on November 5, 2004)

25.**

Consent and Release, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Employee Stockholders (as defined therein) signatory thereto (incorporated herein by reference to Exhibit 99.1 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

26.**

Amendment 2 to the Amended and Restated Employee Stockholders Agreement, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 99.2 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

27.**

Amendment 2 to the Amended and Restated Executive Stockholders Agreement, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 99.3 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

28.**

Shelf Registration Agreement, dated September 21, 2005, by and between Endo, Endo LLC and certain Stockholders (as defined therein) (incorporated herein by reference to Exhibit 99.4 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

29.***

Shelf Registration Agreement, dated January 19, 2006, by and between Endo, Endo LLC and certain Stockholders (as defined therein) (incorporated herein by reference to Exhibit 10.50 of Form 8-K, filed by Endo with the Commission on January 23, 2006)

* Previously filed on Schedule 13D, dated July 17, 2000

** Previously filed on Amendment 2 to Schedule 13D, dated September 20, 2005

*** Previously filed on Amendment 4 to Schedule 13D, dated January 24, 2006